DLA Piper LLP (US)
500 Eighth Street, NW
Washington, DC 20004
www.dlapiper.com
Jay M. Tannon
jay.tannon@dlapiper.com
T 202.799.4204
F 202.799.5204
May 15, 2009
VIA COURIER AND EDGAR
Peggy Kim, Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
Re:	Cox Radio, Inc. Schedule 13E-3 filed May 11, 2009 File No. 005-47385
Dear Ms. Kim:
     On behalf of Cox Radio, Inc. (the “Company”), we acknowledge receipt of the comment letter, dated May 12, 2009, from the U.S. Securities and Exchange Commission’s Office of Mergers and Acquisitions (the “Staff”) regarding the above-referenced filing. Per our conversation on May 12, 2009, we have included the Staff’s comment and our response below.
Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.
1. Please revise to specifically state whether Cox Radio through its Special Committee as authorized by its board of directors has determined that the tender offer is fair to its unaffiliated security holders.
RESPONSE
     Pursuant to the oral comment we understand the Staff provided to counsel for Cox Enterprises regarding the Special Committee’s delegated authority to act on behalf of the Board, we believe that the Company has previously complied with this Staff request. Specifically, we believe that the Company fully complied with Item 1014(a) of Regulation M-A with its filing of Amendment No. 4 to Schedule 14D-9 (“Amendment No. 4”).
     On May 7, 2009, the Company filed Amendment No. 4 to satisfy the Staff’s preferred disclosure. We included additional disclosure stating, “The recommendation, including the fairness determination, of the Special Committee is made on its behalf and on behalf of the Board.” We continue to believe that the key addition of the words “and on behalf of the Board” not only fulfills expressly the disclosure requirements of Item 1014(a) of Regulation M-A, but also satisfies the Staff’s preference for particular disclosures.

U.S. Securities and Exchange Commission
May 15, 2009
Page Two
     We note from our conference call with the Staff on May 12, 2009, and the SEC comment letter issued on the same date, that the Staff does not view as equivalent the authority of the Board of Directors of the Company (the “Board”) and the Company to make disclosures required by federal securities laws. This Staff interpretation arises despite (i) a Delaware legal opinion that we understand has been provided to the Staff to address the legal ability and authority of the Special Committee to act on behalf of the Board and thus the Company with respect to the Company’s Schedule 13E-3 disclosure obligations, and (ii) examples of other registrants in going private transactions that have fulfilled their Schedule 13E-3 disclosure obligations by way of proxy statements, information statements, tender offers and mergers containing disclosures that refer solely to a special committee and board with no reference to the technical language of the “subject company” in their Item 8 disclosure. As previously mentioned to the Staff, the Company can only act through the Board, which has delegated to the Special Committee the authority of the Board with respect to this matter.
     As we discussed with the staff, in the context of a Delaware merger where under the Delaware General Corporation Law the Board must expressly adopt the Special Committee’s determination, we agree that a more express disclosure statement could be warranted to match the facts of that particular transaction. Here, however, the tender offer is not a merger. No merger agreement has been signed; therefore, we believe that the disclosure as previously filed is appropriate, given the Special Committee’s legal authority as confirmed in the Delaware legal opinion provided to the Staff.
     In light of our May 12, 2009 conference call with the Staff, we further understand that the Company is not being treated like other public company targets of going private transactions by the Staff and that the Staff wishes to use this occasion to send a technical message that a board does not equal “subject company” with respect to the required disclosure in Item 8 of Schedule 13E-3, and, therefore, a special committee that has been delegated broad power, specifically “to the fullest extent permitted by applicable law...” to act on behalf of a board in a going private transaction also does not equal the “subject company.” We maintain that the proposed approach of the Staff would not apply the SEC disclosure requirements equally to all registrants and does not reflect state corporate law in this regard.
     Moreover, we note the Staff’s reference to “unaffiliated security holders” in this comment. As previously discussed with the Staff, the reference to the Company’s stockholders (other than Media and Enterprises) in Amendment No. 4 is a reference to a broader group of stockholders and necessarily includes all unaffiliated stockholders of the Company. Therefore, we did not change this language as this disclosure has consistently complied with the requirements of Item 1014(a) of Regulation M-A.
     Lastly, although we do not believe that the addition of the words “the Company” or “Cox Radio” assists the majority of minority stockholders, we have revised the Company’s disclosure and the Company filed two separate amendments (Schedules 13E-3 and 14D-9) on May 13, 2009, to add the words “the Company.”

U.S. Securities and Exchange Commission
May 15, 2009
Page Three
     We hope that you will find this letter responsive to your comment. If you have any questions regarding our response, please do not hesitate to contact me at 202.799.4204.

Very truly yours, DLA Piper LLP (US)
/s/ Jay M. Tannon
Jay M. Tannon
Partner

cc:	Juanita P. Baranco Nick W. Evans, Jr. Frank M. Conner III Michael P. Reed